                                                                                                                 Exhibit (a)(10)

News Release

FOR IMMEDIATE RELEASE

Terex Contacts:

Media	Investors
Mike Bazinet	Tom Gelston
Director, Global Communications	Director, Investor Relations
Phone: 203-222-6113	Phone: 203-222-5943
Email: michael.bazinet@terex.com	Email: thomas.gelston@terex.com

TEREX ANNOUNCES RECEIPT OF ALL NECESSARY REGULATORY APPROVALS AND THIRD

PARTY CONSENTS IN CONNECTION WITH TENDER OFFER FOR ASV COMMON STOCK

WESTPORT, CT, Feb. 20, 2008 – Terex Corporation (NYSE: TEX) (“Terex”) today announced that it has received all necessary regulatory approvals and third party consents, including most recently from the regulatory authority in Germany, in connection with its cash tender offer for all of the outstanding shares of common stock of A.S.V., Inc. (NasdaqGS: ASVI) (“ASV”) for $18.00 per share.

The tender offer is being made pursuant to a merger agreement with ASV, dated as of January 13, 2008, and is scheduled to expire at midnight, New York City time, at the end of Monday, February 25, 2008, unless extended.

About Terex

Terex Corporation is a diversified global manufacturer with 2006 net sales of $7.6 billion. Terex operates in five business segments: Aerial Work Platforms, Construction, Cranes, Materials Processing & Mining, and Roadbuilding, Utility Products and Other. Terex manufactures a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, surface mining, shipping, transportation, refining, and utility industries. Terex offers a complete line of financial products and services to assist in the acquisition of Terex equipment through Terex Financial Services. More information on Terex can be found at www.terex.com. Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal counsel to Terex.

About ASV

A.S.V., Inc. designs, manufactures and sells rubber track machines and related components, accessories, and attachments. Its purpose-built chassis and patented rubber track undercarriage technology are unique and lead all rubber track loaders in innovation and performance. ASV products are able to traverse nearly any terrain with minimal damage to the ground, making them effective in markets such as construction, landscaping, forestry and agriculture. ASV’s wholly-owned subsidiary Loegering Mfg., Inc. designs, manufactures and sells traction products and attachments for the skid-steer industry. For more information, visit ASV’s website at http://www.asvi.com/ or Loegering’s website at http://www.loegering.com/. Goldman, Sachs & Co. acted as financial advisor to ASV on this transaction and Dorsey & Whitney LLP acted as legal counsel.

Forward Looking Statements

This press release contains or may be deemed to contain forward-looking information based on the current expectations of Terex Corporation and A.S.V., Inc. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and ASV, include those factors that are more specifically set forth in the public filings of Terex and ASV with the Securities and Exchange Commission. Actual events or the actual future results of Terex and ASV may differ materially from any forward looking statement due to those and other risks, uncertainties and significant factors.

The forward-looking statements speak only as of the date of this press release. Terex and ASV expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The solicitation and the offer to purchase all of the outstanding shares of ASV common stock are only being made pursuant to the tender offer statement, offer to purchase and related materials that were filed with the Securities and Exchange Commission (SEC) on January 28, 2008.

ASV shareholders are urged to read the tender offer statement, letter of transmittal and other materials relating to the tender offer, as they contain important information, including the various terms of, and conditions to, the tender offer. Shareholders can obtain a copy of the tender offer statement, letter of transmittal and other related materials free of charge from the SEC’s Edgar Database, which can be accessed through the SEC’s Internet site (http://www.sec.gov) or from the information agent for the tender offer, MacKenzie Partners, Inc., by calling (800) 322-2885 (call toll-free). We urge ASV shareholders to carefully read those materials prior to making any decision with respect to the tender offer.

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Terex Corporation

200 Nyala Farm Road, Westport, CT 06880